Exhibit 99.2

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
Contact Information:
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng – silvia@august.com.sg
Alan Lee – alanlee@august.com.sg
United States & Europe:
Sitrick And Company
Tel: (212) 573-6100 Fax: (212) 573-6165
James Craig – james_craig@sitrick.com
Jason Booth – jason_booth@sitrick.com
MediaRing to Move Forward With Voluntary Conditional Cash General Offer to Acquire Nasdaq-listed Pacific Internet;
Offer to Commence in 14 to 21 Days
SINGAPORE – April 27, 2006 – Having received the necessary approvals from its shareholders and the Info-Communications Development Authority of Singapore (“IDA”), MediaRing Ltd (Bloomberg: MR SP) (“MediaRing”) today announced that it will go forward with its voluntary conditional cash general offer (the “Offer”) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq NM: PCNTF) (“PacNet”). The Offer will, in accordance with the Singapore Code, commence 14 to 21 days from today.
On February 27, 2006, MediaRing announced its intention, subject to the satisfaction of certain conditions, to make a voluntary conditional cash general offer. On April 26, 2006, MediaRing received approvals from its shareholders as well as the IDA to make and implement the Offer.

According to the terms of the Offer, MediaRing will pay US$8.25 in cash per share for all of the issued ordinary shares in the capital of PacNet, other than those shares already owned by MediaRing.
The Offer price represents approximately 27.7 percent premium over the closing price of PacNet shares on February 24, 2006, the last trading day on the Nasdaq before MediaRing made known its intention to make the Offer. The Offer price represents an 8.2 percent discount to the closing price of PacNet shares on April 26, 2006, the last day of trading before this release. MediaRing currently owns 651,572 shares, or approximately 4.86 percent of the issued shares of PacNet.
UOB Asia, the financial advisor to MediaRing, confirms that sufficient financial resources are available to MediaRing to satisfy in full all tenders in respect to the Offer.
The Directors of MediaRing have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
MediaRing has not yet commenced the Offer. The Offer will be made only pursuant to an offer to purchase and related materials that MediaRing presently intends to distribute to holders of PacNet shares. Holders of PacNet shares should read carefully the offer to purchase and related materials when they become available because they will contain important information. Holders of PacNet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that MediaRing intends to file with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.
About MediaRing
With offices in Singapore, Malaysia, Indonesia, Shanghai, Beijing, Hong Kong, Taiwan, Japan and Sunnyvale (USA), MediaRing is a leading VoIP telephony service provider in Asia and enjoys a significant share of the global pure-play VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range
MediaRing to Move Forward With
Voluntary Conditional Cash General Offer
to Acquire Nasdaq-listed Pacific Internet;
Offer to Commence in 14 to 21 Days

of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
MediaRing to Move Forward With
Voluntary Conditional Cash General Offer
to Acquire Nasdaq-listed Pacific Internet;
Offer to Commence in 14 to 21 Days